EXHIBIT A TO FORM C – OFFERING STATEMENT

LP KIRTLEY ROAD LLC
Target Offering Amount of $10,500
Maximum Offering Amount of $5,000,000

LP Kirtley Road LLC, a Maryland limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,500.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of the Company's membership interests (the "**Securities**" or "**Interests**") in the form of units at a price of $1.05 per Interest (this "**Offering**"). The minimum amount that an investor may invest in the Offering is $525.00, which is subject to adjustment in the Company's sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by June 18, 2025 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Bonus Perks

Such perks are available to investors investing through this Offering and similar perks are being offered to investors investing through a separate offering exempt under Regulation D, which the Company intends to run concurrently with this Offering (collectively, the "Company Offerings"). The Company reserves the right to add additional perks to the Company Offerings in the future. The bonus perks for this Offering are as follows:

Level	Investment Amount	Financing Round	General Perks
Level 1			
T I	$25,000 or more	Up to $900,000	• Discounted Interest price of $1.00 per Interest • 20% share of Distributable Cash (defined below) distributed to the Managing Member (defined below) on account of its Class B membership interests ratably based the amount of capital contributed out of the first $1,200,000 contributed to the Company (see below for calculation) • 12 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • Invitation to the opening event and free accommodation for two nights • 15% discount for the spa, bar, & restaurant • Early bird investment for any future MayaVita branded resorts
T II	$25,000 or more	$900,001 to $1,200,000	• Discounted Interest price of $1.02 per Interest • 15% share of Distributable Cash (defined below) distributed to the Managing Member (defined below) on account of its Class B membership interests ratably based the amount of capital contributed out of the first $1,200,000 contributed to the Company (see below for calculation) • 12 free nights at the property

			• VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • Invitation to the opening event and free accommodation for two nights • 15% discount for the spa, bar, & restaurant • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 2			
T I	$50,001 to $100,000	$1,200,001 to $1,730,000	• Discounted Interest price of $1.02 per Interest • 8 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$50,001 to $100,000	$1,730,001 to $2,730,000	• Discounted Interest price of $1.02 per Interest • 6 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$50,001 to $100,000	$2,730,001 to $3,730,000	• Discounted Interest price of $1.02 per Interest • 4 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
TIV	$50,001 to $100,000	$3,730,001 to $5,000,000	• Discounted Interest price of $1.02 per Interest • 4 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering

Level 3			
T I	$25,001 to $50,000	$1,200,001 to $1,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 50% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$25,001 to $50,000	$1,730,001 to $2,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 25% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$25,001 to $50,000	$2,730,001 to $3,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 10% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$25,001 to $50,000	$3,730,001 to $5,000,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 20% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 4			
T I	$15,001 to $25,000	$1,200,001 to $1,730,000	• 2 free nights at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one

			free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$15,001 to $25,000	$1,730,001 to $2,730,000	• 1 free night at the property, 50% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$15,001 to $25,000	$2,730,001 to $3,730,000	• 1 free night at the property, 15% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$15,001 to $25,000	$3,730,001 to $5,000,000	• 1 free night at the property, 5% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 5			
T I	$10,001 to $15,000`	$1,200,001 to $1,730,000	• 1 free night at the property and 50% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one

			free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$10,001 to $15,000	$1,730,001 to $2,730,000	• 1 free night at the property and 15% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$10,001 to $15,000	$2,730,001 to $3,730,000	• 1 free night at the property and 5% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$10,001 to $15,000	$3,730,001 to $5,000,000	• 1 free nights at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 6			
T I	$5,001 to $10,000	$1,200,001 to $1,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays

			• Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$5,001 to $10,000	$1,730,001 to $2,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$5,001 to $10,000	$2,730,001 to $3,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$5,001 to $10,000	$3,730,001 to $5,000,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 7			
	$2,5001 - $5,000		• 5% of investment amount as credit toward room reservation at the property - 3 nights minimum stay • Welcome bundle: craft cocktail and one free s'more kit, free star gazing session, free e bike rental • MayaVita T Shirt from gift shop • Digital nomad discount – 2.5% on room rates during weekdays
Level 8			
	$1,001 - $2,500		• 5% of investment amount as credit towards room reservation at the property - 3 nights minimum stay

			- Welcome bundle: craft cocktail and one free s'more kit, free star gazing session, free e bike rental - Welcome bundle: craft cocktail and one free s'more kit - MayaVita Mug - Digital nomad discount – 2.0% on room rates during weekdays
Level 9			
	$525 - $1,000		5% of investment amount as credit toward room reservation at the property - 3 nights minimum stay - Welcome Kit: craft cocktail and one free s'more kit - MayaVita Mug

Perk Conditions

The following conditions apply to all levels of bonus perks:

- All bonus perks except for the assignment of distributions described in Level 1, T I and T II which are made pursuant to the Profit Share Side Letter Agreements attached as Exhibit I and included as part of the Subscription Agreement attached as Exhibit D terminate after the first three years of operations starting from the first day the property is open for business.

- The bonus perks terminate when the property is sold.

- Any bonus perks involving free nights at the property are available on a first come, first serve basis subject to availability at the property and only four free nights may be redeemed per year.

- Free nights can be redeemed for one standard accommodation, double occupancy, subject to availability at the property

- To redeem the free nights, investors must contact reservation and mention a code that will be provided by resort management.

- Free nights will be forfeited if not redeemed annually (maximum 4 nights per year) and do not roll over

- Free nights are not transferable and may not be redeemed for cash

- Free nights may be added to an existing paid stay

- Free nights do not include incidental charges, applicable resort fees, and taxes

- During the busiest times of the year, the resort may limit the number of standard double occupancy rooms available for redemption

- During The following blackout dates free nights will be put on hold:
    - New Year's Eve
    - New Year's Day
    - Martin Luther King Weekend
    - Valentine's Day
    - Easter Weekend
    - Mother's Day Weekend
    - Memorial Day Weekend
    - Father's Day Weekend
    - 4th of July

- o Labor Day Weekend
- o Columbus Day Weekend
- o Thanksgiving Weekend
- o Christmas Week

<u>Bonus Distribution Calculation</u>:

The Managing Member will assign a portion of the distributions it receives on account of its Class B membership interests ("Class B Interests") in the Company to all investors who qualify for Level 1, Tier I and Tier II bonus perks. This includes investors who qualify for such perks in a separate offering offered by the Company exempt from registration under Regulation D. The percentage each bonus tier receives will be calculated at the time a distribution is made as follows:

Assume that for a particular distribution period the Managing Member is entitled to receive $50,000 from a distribution on account of its Class B Interests.

Tier I's share of the Managing Member's distributions on account of its Class B Interests would be calculated as follows:

$50,000 x 20% x 75% ($900,000/$1,200,000) = $7,500

The $7,500 would then be distributed ratably to all investors qualifying for Tier I perks based upon their total investment amount out of the total investment amount of all investors qualifying for Tier I perks.

Tier II's share of the Managing Member's distributions on account of its Class B Interests would be calculated as follows:

$50,000 x 15% x 25% ($300,000/$1,200,000) = $1,875

The $1,875 would then be distributed ratably to all investors qualifying for Tier II perks based upon their total investment amount out of the total investment amount of all investors qualifying for Tier II perks.

While Class A Members qualifying for the bonus perks will possess a right to receive such amounts, they shall have no right to compel the Managing Member or the Company to make distributions. Such discretion shall remain the sole decision of the Managing Member. In addition, the bonus perks shall only apply to the original investor and will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law), unless the Managing Member consents to the transfer of the bonus perk rights in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT

IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The date of this Form C Offering Statement is March 20, 2025.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to LP Kirtley Road LLC, a Maryland limited liability company, together with our wholly and majority owned subsidiaries.

The Company

The Company was organized as a limited liability company in Maryland on September 8, 2023 to acquire, hold, finance, mortgage, manage, develop, and dispose of two (2) parcels of land located on Kirtley Road in Leon, Virginia

22727, with associated tax identification numbers of 33-9E and 38-8A (the "Property"), which the Company has acquired through, Kirtley Road Property Owner LLC, a wholly owned subsidiary. The Company intends to develop a 75-key glamping resort glamping retreat on the Property.

Capital Structure

The Company is authorized to issue an unlimited amount of Interests as determined in the sole discretion of GP Kirtley Road LLC, a Maryland limited liability company, the managing member ("Managing Member") of the Company. The Company intends to raise up to $5,000,000.00 in this Offering via the sale of Interests.

Management

The Company's managing member is GP Kirtley Road LLC, a Maryland limited liability company (the "Managing Member"). Our Managing Member shall manage all company assets and operations and perform all other duties prescribed for in our limited liability company agreement dated December 5, 2023, as may be amended from time to time (the "Company Agreement"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Managing Member will have no personal liability for the obligations of the Company. Our Managing Member is managed by its members. The members will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Distributions

In the event that the Managing Member has caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then, at such times as determined by the Managing Member in its sole discretion (i) Distributable Cash shall be distributed to the Members pari passu, and pro rata in accordance with their respective Membership Interests, and (ii) Promote Distributions shall be distributed as 20% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 80% to the Managing Member.

In the event that the Managing Member has not caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then Distributable Cash shall be distributed at such times as determined by the Managing Member in its sole discretion, as follows:

a) First, 100% to the Members pari passu, and pro rata in accordance with their respective Membership Interests until each Class A Member has achieved a 10% IRR (as defined on Exhibit C);

b) Second, 80% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 20% to the Managing Member, until each Class A Member has achieved a 20% IRR (as defined on Exhibit C); and

c) Third, 60% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 40% to the Managing Member.

Transfer Restrictions

Our Company Agreement (attached as Exhibit C) contains significant restrictions on transfer of Interests. No Class A Member shall have the right to Transfer its Membership Interest or any part thereof, other than for Permitted Transfers (defined below), without the prior written consent of the Managing Member. Permitted Transfers mean any Transfer of all or any portion of a Member's Membership Interest to (i) the children, grandchildren, spouse, siblings, and parents of such Member (collectively, the "Family Members"), (ii) the estate of such Member, (iii) a trust or other entity solely for the benefit of such Member and/or any Family Member(s), or (iv) in the case of the Managing Member, to another entity controlled solely by the Managing Member or its principals.

No Transfer by any Member of all or any part of its Membership Interest shall be effective unless, in the reasonable judgment of the Managing Member and its legal counsel, the following are complied with without additional cost or expense to the Company and the Managing Member: (i) all federal and state securities laws, regulations and requirements, including, but not limited to, execution and delivery of any subscription agreement or issuance of any legal opinion that may be advisable; (ii) all federal, state and local laws, ordinances, rules and regulations concerning taxation, including, but not limited to, issuance of any legal opinion that may be advisable; (iii) all other applicable requirements of law; and (iv) all other applicable provisions of this Agreement. Upon such admission of a substituted Member, the transferor of such Membership Interest shall be treated as having withdrawn from the Company for all purposes with respect to the Membership Interest so transferred.

Furthermore, as our Interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests, and none is likely to develop in the future.

The Offering

We are offering a Target Offering Amount of $10,500.00 and a Maximum Offering Amount of $5,000,000 in Interests of the Company. Interests are being sold in this Offering for $1.05 per Interest. The minimum investment for any investor is $525. If the Target Offering Amount has not been raised by the Offering Deadline of June 18, 2025, this Offering will be terminated and investor funds will be returned without interest or deduction.

The Company is offering bonus perks to investors. The perks are available to investors investing through this offering and separate perks are available to certain investors investing through a separate offering exempt under Regulation D, Rule 506(c) which the Company is running concurrently with this offering. Please see details below under the section titled "The Offering."

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

 A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Interests are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). The Company has also engaged affiliates of the Intermediary to provide certain technology and transfer agent services. All offering proceeds will be held in an escrow account with Luminate Bank ("Escrow Facilitator") until the closing of such funds. Once we have raised the Target Offering Amount, and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Managing Member, GP Kirtley Road LLC, a Maryland limited liability company, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Managing Member is managed by its members. The members are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The members of our Managing Member are listed below along with all positions and offices held at the Company and their previous occupation and employment responsibilities.

GP Kirtley Road LLC

Name	Position and Offices Held	Term of Office
Ahmed Helmi	Managing Member	September 2023 - Present
John Conley	Member	September 2023 - Present

Ahmed Helmi

Ahmed is entrusted with the responsibility of sourcing, underwriting, structuring, and executing new investment opportunities. Ahmed will lead the team throughout the lifecycle of the MayaVita project, drawing from his 27 years of experience in the real estate field.

Throughout his career, Ahmed has orchestrated acquisition and development transactions that have totaled approximately $850 million in capitalization. He has collaborated with renowned names such as Holiday Inn Resorts, Radisson Blu Resorts, Beltone Private Equity Group, among others. Among his recent accomplishments are the successful attainment of entitlements for the MayaVita project and the entitlements, acquisition, and sale of another glamping site to Getaway House. In his previous role as Director of Real Estate Development at Terramor Outdoor Resorts, the glamping brand of Kampgrounds of America, Ahmed effectively managed diverse responsibilities across the development lifecycle in several states including California, New York, Texas, and Maine.

The following is a summary of Ahmed's business experience for the last three years:

Title: Co-Founder
Company: Blu Realty LLC
Dates of Service: 2019 - Present
Location: Maryland
Description of Duties: Site search and selection, zoning analyses, financial modeling and budgeting, site design and entitlements, acquisition, and disposition of properties, raising and managing capital, and development lifecycle management.

Title: Director of Real Estate Development
Company: Kampgrounds of America
Dates of Service: 2021-2023
Location: Billings, Montana
Description of Duties: Led pre-development efforts for greenfield luxury outdoor resort projects, Managed due diligence efforts, including site condition assessments and zoning requirements in 9 states, led a team of architects, civil engineers, and F&B/kitchen consultants to design site plans, utilities, roads, accommodations, and amenities for 6 projects, totaling 500 hotel keys, developed budgets and guided value engineering efforts for greenfield projects, ensured compliance with local codes by collaborating with fire departments, EMS, and building inspectors, and obtained permits and supervised subcontractors for the construction of 10 projects, including spa, housekeeping and staff housing buildings, onsite wastewater treatment facilities, foundations, and landscape.

John Conley

John is a Principal at Shepherd Realty Capital (SRC) and is responsible for all aspects of the development process, including evaluation, acquisition, financing, construction activities and asset management. John has managed the acquisition and development of over $637 MM worth of real estate. Most recently, Mr. Conley served as Manager of Acquisitions and Equity for Jefferson Apartment Group where he oversaw the acquisition, underwriting and sourcing of new projects for the firm from August 2018 to August 2020. In addition to his acquisition-related duties, he also was responsible for sourcing and building relationships with new and existing capital partners. Prior to joining JAG, Mr. Conley was Acquisitions Manager at Ditto Residential from August 2016 to May 2018. Prior to Ditto Residential, Mr. Conley worked at 1788 Holdings as a Development Manager overseeing several developments and new acquisition opportunities from March 2011 to October 2015. He received his MBA from Belmont University and graduated from Vanderbilt University in 2007 with a bachelor's in economics. Mr. Conley annually organizes an 80-person Race for Hope team which raises money for brain tumor research.

The following is a summary of John's business experience for the last three years:

Title: Principal
Company: Shepherd Realty Capital, LLC
Dates of Service: October 2015 - Present
Location: Washington, DC
Description of Duties: Managed all areas of acquisitions including identifying target investments, underwriting, valuation, due diligence, structuring equity and debt on a deal-by-deal basis, researched and developed investment thesis on submarkets and value-add investment opportunities in the DC metro area.

Indemnification

Indemnification is authorized by the Company to the Managing Member (and its members and managers) together with all other members and their shareholders, members, partners, directors, officers, employees and other agents for acting in their professional capacity pursuant to Maryland law and the Company's Company Agreement except to the extent that any loss, claim, damage, or liability is attributable to such person's gross negligence, willful misconduct or bad faith. Indemnification includes reasonable legal and other expenses as they are incurred provided that the Company is provided with an undertaking to promptly repay to the Company the amount of any such reimbursed expenses paid to it if it shall ultimately be determined that such person was not entitled to be indemnified by the Company. See Article 8 of the Company Agreement attached as Exhibit C for further details.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue as many Interests as needed to fund its operations. The Company intends to raise up to $5,000,000.00 in this offering via the sale of Interests.

Outstanding Interests

As of the date of this Offering Statement, the Company has 1,390,394 Interests issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has $936,000.00 in debt outstanding. The loan agreement is attached as Exhibit H.

Previous Offerings of Securities

The Company has a current offering open exempt from registration under Regulation D, Rule 506(c). The offering commenced on April 18, 2024. The Company is offering up to 14,564,083 Interests at $1.00 each for a total of $14,564,083.00 in that offering. As of the date of this offering statement, 1,241,868 Interests have been issued through that offering. The proceeds have been used for due diligence, land acquisition, and pre-development work. The Company intends to reduce any amounts raised in this offering by any amounts raised in its 506(c)-exempt offering.

Principal Security Holders

No member of the Company owns twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was formed in Maryland on September 8, 2023. It acquired two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A for a purchase price of $1,440,000 on January 24, 2024 with a loan of $936,000.00 at an interest rate of 6.56% with a 30-year term, which the Company intends to pay off with a construction loan. The Company does not yet have a firm commitment for a construction loan. The Company intends to develop a glamping retreat on the property. The property is held through Kirtley Road Property Owner LLC, a Virginia limited liability company, which is a wholly owned subsidiary of the Company. The Company has already obtained a special use permit, effectively transforming the property's use from agriculture to a glamping retreat in a region renowned for its wineries and foodies; lakes, national parks, forests, and a bustling DC/Northern Virginia economy (5th largest in the US). The special use permit is attached as Exhibit G.

The project will be completed in stages as follows:

STAGE I:

Stage I involves advancing the final stages of the preliminary design/engineering process, imperative for securing the final site plan approval from Madison County, VA.

STAGE II:

Upon finalizing the site plan, the team will work toward finalizing construction drawings, obtaining regulatory permits, and ultimately securing building permits, setting the stage for groundbreaking in December 2024. Alternatively, an early exit could materialize if a buyer presents an offer to acquire the land at a value surpassing the risk-adjusted returns of development. If no such transaction occurs, construction will commence to build a 75-key glamping resort accompanied by a range of amenities including a clubhouse, spa, restaurant, bar, swimming pool, hot tub, nature trails, and complementary accessory structures.

STAGE III:

Upon construction completion, the Company will hire a third-party management company to oversee the property's operations over a three-year span. With steady growth leading to stability, the Property will be poised for a strategic exit, with plans to transition ownership to an institutional investor primed to develop the remainder of the approved density (120 keys).

The following is the tentative development plan schedule, which is subject to change:

March 1st 2024 (*completed*)
- Survey provided.

March 22, 2024 (*completed*)
- Client approved layout changes to account for viewsheds, survey data, campground adjustments for hardwood areas, and previously discussed changes from site visits.
- Have wetlands inventoried and GPS located by a consultant.

May 1, 2024 (*completed*)
- Have revised layout paths cleared by a contractor and perform site visit to locate/adjust campsites for final campsite layout determination
- Provide cleared areas by same contractor for estimated septic locations directed by Mike.

June 1, 2024 (*completed*)
- Septic fields located by Mike and surveyed by Ed
- Well locations determined and if additional study is needed then it is performed by now

February 1, 2024 (*completed*)
- Site Plan submitted for 1st review to County and DEQ
- JPA Permit submitted for any stream crossings/wetland disturbance/wildlife evaluation.

March 15, 2025
- First submittal comments received.

April 30, 2025
- Second site plan submittal.

May 30, 2025
- Septic Permit approval.

May 30, 2025
- Second submittal comments received.

July 1, 2025
- Plans approved.
- Final DEQ, Land Disturbance, and Zoning Permits paperwork and approvals.
- Well Permit approval

September 1, 2025
- Site construction can begin
- Building permit approval (dependent on architect)

Summer 2026
- Anticipated opening date

Governmental Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Managing Member fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Managing Member's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Managing Member, each of whom could be difficult to replace.

The Company has a limited operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has a limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company's economic success will depend upon the results of operations of the Property. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Managing Member's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Property and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

Real estate construction involves various risk factors that can impact the successful completion and profitability of a project. These risk factors include:

Market Risk: Fluctuations in real estate market conditions can affect demand for the completed Property, leading to potential delays in sales or lower selling prices. Economic downturns can reduce demand for the completed Property, which would affect the Company's ability to sell or lease units at the Property.

Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a project's profitability.

Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals can lead to project delays and increased costs. Zoning changes or other regulatory issues can impact the feasibility of the project. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact project design and construction methods, potentially leading to increased costs.

Political and Geopolitical Risk: Political instability, changes in government policies, or geopolitical events can affect the project's viability and profitability.

Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, leading to legal and financial consequences.

Improvement of the Property will likely involve significant construction work, which can be disrupted by unforeseen circumstances such as delays caused by cost overruns.

The Company intends on developing a 75-key glamping resort on the Property and will hire contractors based on bids received for the cost of the improvements. The Company may hire a contractor that underestimates the material and labor costs, and in turn, the project could suffer from cost overruns which could adversely affect investments by Members. In addition, if there are cost overruns or multiple unforeseen change orders, the timeline for completion of the project could be adversely affected, which could negatively affect Members' investments.

The Company may not acquire the necessary entitlements to develop the Property as planned.

If the Company fails to acquire the necessary entitlements to develop the Property, failure to secure the necessary entitlements could result in significant project delays, causing financial strain and potentially making the project financially unviable. This could lead to the loss of investments made by investors.

Successful ground-up construction and development depends on many independent factors, and delays or changes in plans, sometimes outside of our control, may negatively impact our business plan.

Ground-up construction and development projects are subject to risks, including delays in permitting or plat approval from governmental regulators, delays stemming from contractor or subcontractor issues, potential disputes or legal challenges from nearby residents or regulatory bodies, materials and labor shortages, potential price fluctuations in materials that negatively impact our budget, and changing market trends during construction and development. Any of these factors could negatively impact or even foreclose our ability to construct or develop the Property, which may negatively impact our profitability.

The Property will be subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from renting the sites on the Property. Therefore, there are vacancy risks associated with income producing commercial properties. An economic downturn, including increased unemployment rates, may cause the industry to experience a significant decline in business due to a reduction in customers. Since the ability to generate income via short-term rentals partially dependents on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel may negatively impact the value or income generated by the Properties. Such potential events include, but are not limited to terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes, oil spills, pandemics or other disease outbreaks, and severe or inclement weather

There may be disputes with contractors.

Any person who supplies services or materials for the development of the project may have a lien against the property securing any amounts owed to such person under state law. Even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid may have mechanic's lien rights against the property. If one or more mechanic's liens does appear against the property, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the property could negatively affect returns therefrom.

There may be legal challenges to the development from local residents or regulatory bodies which may make it difficult or impossible to obtain the necessary permits.

If local residents or regulatory bodies attempt to halt development by filing legal disputes it will increase the Company's costs and may drastically decrease the value of the property and/or prevent the Company from carrying out its business plan, which would negatively affect investor returns.

Operating a glamping resort involves several risks that can impact the business. These risks can be categorized into various types, including financial, operational, environmental, legal, and reputational risks.

Some of the financial risks the Company will be subject to include:

- Initial Investment and Operating Costs: High upfront costs for land acquisition, infrastructure development, and ongoing maintenance.
- Revenue Fluctuations: Seasonal demand can lead to fluctuations in revenue. Unpredictable factors such as weather can also impact bookings.
- Economic Downturns: Economic instability can reduce disposable income, affecting occupancy rates.

Operational Risks

- Supply Chain Issues: Challenges in sourcing high-quality materials and supplies for constructing and maintaining the resort.
- Staffing Challenges: Difficulty in recruiting, training, and retaining skilled staff, especially in remote locations.
- Health and Safety: Ensuring the health and safety of guests and staff, including handling emergencies, accidents, or outbreaks of diseases.

Environmental Risks

- Natural Disasters: Risk of natural disasters like floods, hurricanes, wildfires, or earthquakes that can damage property and disrupt operations.
- Environmental Impact: Managing the environmental footprint of the resort, including waste management, water use, and preserving the natural surroundings.
- Climate Change: Long-term changes in climate can affect the appeal and viability of the resort location.

Legal and Regulatory Risks

- Compliance: Adhering to local, state, and federal regulations regarding land use, construction, health and safety standards, and environmental protections.
- Liability: Risk of legal claims from guests or staff due to accidents, injuries, or dissatisfaction with services.
- Permits and Licenses: Securing and maintaining the necessary permits and licenses for operating the resort.

Reputational Risks

- Customer Satisfaction: Ensuring high levels of customer satisfaction to maintain good reviews and repeat business. Poor service or facilities can lead to negative reviews and damage the resort's reputation.
- Public Relations: Handling negative publicity or crises, such as environmental damage or guest complaints, effectively and promptly.
- Brand Management: Maintaining a consistent and positive brand image in a competitive market.

The short-term rental industry is highly competitive.

The short-term rental market contains many competitors. The Company may compete with other similar glamping resorts, major hotel chains, regional hotel chains, independent hotels, along with other home sharing and short-term rental services. The Company's ability to remain competitive and attract and retain business depends on its success in distinguishing the quality, value, and efficiency of its products and services, including direct booking channels, and consumer-facing technology platforms and services, from those offered by others. If the Company cannot compete successfully in these areas, its operating margins could contract, market share could decrease, and investor returns could decline.

Risks associated with disruption of travel or reduction of interest in travel.

Since the ability of the Property to generate income via short-term rentals partially dependents on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel may negatively impact the value or income generated by the Property. Such potential events include, but are not limited to terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes, oil spills, pandemics or other disease outbreaks, and severe or inclement weather.

Failure to Comply with Current Laws, Rules, and Regulations or Changes to Such may Adversely Affect Business or Financial Performance.

The Company's business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to the Company and its business, including those relating to internet and online commerce, internet advertising, consumer protection, intermediary liability, data security and privacy, travel and rental licensing and listing requirements and tax. In many cases, these laws continue to evolve.

For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to internet and online commerce that may relate to liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of products and services. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally. Also, evolving case law and new legislation increase the potential for litigation and government audits in this area and may have ramifications as to how the Company operates its short-term rental business.

The Company may be subject to inquiries from time to time from regulatory bodies concerning compliance with consumer protection, competition, tax, data privacy and travel industry-specific laws and regulations. The failure of the Company to comply with these laws and regulations could result in fines and/or proceedings against it by governmental agencies, regulatory authorities, courts, and/or consumers, which if material, could adversely affect the business, financial condition, and results of operations. Further, if such laws and regulations are not enforced equally against other competitors in a particular market, the Company's compliance with such laws may put it at a competitive disadvantage vis-à-vis competitors who do not comply with such requirements.

The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which the Company provides services could require the Managing Member to change certain aspects of the business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the company to additional liabilities. Unfavorable changes could decrease demand for products and services, limit marketing methods and capabilities, impede development of new products, result in negative publicity, require significant management time, increase costs, and/or subject the Company to additional liabilities. Violations of these laws and regulations could result in penalties and/or criminal sanctions against the Company, the Manager, or its members and/or restrictions on the conduct of parts of the business in certain jurisdictions.

The Property will experience competition.

A number of other comparable properties may be located within the vicinity of the Property. These competitive properties may reduce demand for the Property. Competition from nearby residential properties could make it more difficult to attract buyers as well. Competition may increase costs and reduce returns on the Property and thus reduce returns to the Company and the Members.

The economic success of an investment in the Company could depend in part upon the results of operations of the Property, some of which are outside the Company's control.

The Company will be subject to those risks typically associated with investments in real estate that produce income based on occupancy and rental revenues. Fluctuations in vacancy rates, rental prices, and operating expenses can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Property, future rental prices, future cost of capital improvements, or future cost of operating the Property will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors vacancy rates for properties similar to the Company's Property, financial resources of customers, rental rates near the Property, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the Property promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the Property could experience increases in storm intensity and rising sea-levels causing damage to our Property and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Property in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to the Property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire and develop the Property. While investors will not be personally liable for these obligations, and our Managing Member may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Property or a portion of the Property could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

The failure of the Property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that Property will ever be sold at a profit. The marketability and value of the Property will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Property since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell the Property for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and the costs of litigation.

Owning the Property subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Managing Member may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Property; however, it is possible that we will not discover certain material facts about the properties.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Managing Member nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Managing Member have taken the position that the Property is not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Managing Member will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Managing Member were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Conflicts may exist among our Managing Member and its employees or affiliates.

Our Managing Member will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Managing Member and not the Company nor the Company. Our Managing Member may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Managing Member and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Managing Member will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our Managing Member will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Managing Member, and their affiliates.

Our service providers may provide services to our Managing Member, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Interests.

The management and operation of the Company and its business are vested in our Managing Member and the terms of our Company Agreement do not provide a mechanism for removing our Managing Member.

Our Company Agreement does not provide a mechanism for removing our Managing Member. Other than as described in Section 7.2 of our Company Agreement, operation of the Company and its business are vested exclusively in our Managing Member who has the authority to undertake and do all acts deemed appropriate by the Managing Member to carry out the Company business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Even if the Company sells all the Interests offered in this Offering, it may not have enough capital needed to fully implement its business plan.

In order to fully implement the Company's business plan, we must raise approximately $14,625,951.00. As of the date of this offering statement, the Company has raised $756,867.00 from the sale of Class A membership interests. If the Company raises less than the full amount needed, it may not be able to fully accomplish its business plan.

Although the Company will generally invest the net proceeds of the Offering into developing and operating the Property, our Managing Member of the Company has broad discretion in how to utilize them.

Our Managing Member will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Maryland, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Maryland, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Maryland law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1.05 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $1.05 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities likely will be subject to dilution via the sale of Interests or through the creation and sale of additional classes of Interests in the Company, which may have priority over the securities offered in this offering. The Company is offering Interests through a separate offering exempt under Regulation D, Rule 506(c). If Interests are sold through this offering, your Interests will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

Additionally, we are offing bonus perks to certain investors. We are offering our Securities for $1.05 per Interest. Certain investors in this Offering will be entitled to receive a discounted offering price of $1.02 per Interest, thereby diluting at a higher rate any investors not receiving the discounted price. See the section titled "The Offering" for further details on the bonus perks.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Property, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Managing Member and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Managing Member, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Managing Member's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the properties will be different than the returns anticipated by Our Managing Member and/or that these returns may not be realized in the timeframe projected by Our Managing Member, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company was organized as a limited liability company in Maryland on September 8, 2023 to acquire, hold, finance, mortgage, manage, develop, and dispose of two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A, which the Company has acquired through, Kirtley Road Property Owner LLC, a wholly owned subsidiary. The Company intends to develop a 75-key glamping resort on the Property.

The Company is offering a Target Offering Amount of $10,500.00 and a Maximum Offering Amount of $5,000,000.00 in Interests of the Company in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction. We will not hold a closing until we have sufficient funds to close on the Property.

Interests are being offered at $1.05 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $525.00, which is subject to adjustment in the Company's sole discretion.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Managing Member. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Bonus Perks

Such perks are available to investors investing through this Offering and similar perks are being offered to investors investing through a separate offering exempt under Regulation D, which the Company intends to run concurrently with this Offering (collectively, the "Company Offerings"). The Company reserves the right to add additional perks to the Company Offerings in the future. The bonus perks for this Offering are as follows:

Level	Investment Amount	Financing Round	General Perks
Level 1			
T I	$25,000 or more	Up to $900,000	• Discounted Interest price of $1.00 per Interest • 20% share of Distributable Cash (defined below) distributed to the Managing Member (defined below) on account of its Class B membership interests ratably based the amount of capital

			contributed out of the first $1,200,000 contributed to the Company (see below for calculation) • 12 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • Invitation to the opening event and free accommodation for two nights • 15% discount for the spa, bar, & restaurant • Early bird investment for any future MayaVita branded resorts
T II	$25,000 or more	$900,001 to $1,200,000	• Discounted Interest price of $1.02 per Interest • 15% share of Distributable Cash (defined below) distributed to the Managing Member (defined below) on account of its Class B membership interests ratably based the amount of capital contributed out of the first $1,200,000 contributed to the Company (see below for calculation) • 12 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • Invitation to the opening event and free accommodation for two nights • 15% discount for the spa, bar, & restaurant • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 2			
T I	$50,001 to $100,000	$1,200,001 to $1,730,000	• Discounted Interest price of $1.02 per Interest • 8 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$50,001 to $100,000	$1,730,001 to $2,730,000	• Discounted Interest price of $1.02 per Interest • 6 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering

T III	$50,001 to $100,000	$2,730,001 to $3,730,000	• Discounted Interest price of $1.02 per Interest • 4 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 15% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
TIV	$50,001 to $100,000	$3,730,001 to $5,000,000	• Discounted Interest price of $1.02 per Interest • 4 free nights at the property • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 3			
T I	$25,001 to $50,000	$1,200,001 to $1,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 50% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$25,001 to $50,000	$1,730,001 to $2,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 25% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$25,001 to $50,000	$2,730,001 to $3,730,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 10% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 10% discount for the spa, bar, & restaurant

			• Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$25,001 to $50,000	$3,730,001 to $5,000,000	• Discounted Interest price of $1.02 per Interest • 3 free nights at the property and 20% off a fourth night • VIP Welcome Package: may include bottle of wine, cheese board, fruit basket, late check-out, or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 10% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 4			
T I	$15,001 to $25,000	$1,200,001 to $1,730,000	• 2 free nights at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$15,001 to $25,000	$1,730,001 to $2,730,000	• 1 free night at the property, 50% off second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$15,001 to $25,000	$2,730,001 to $3,730,000	• 1 free night at the property, 15% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays

			• Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$15,001 to $25,000	$3,730,001 to $5,000,000	• 1 free night at the property, 5% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • 5% discount for the spa, bar, & restaurant • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 5			
T I	$10,001 to $15,000`	$1,200,001 to $1,730,000	• 1 free night at the property and 50% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$10,001 to $15,000	$1,730,001 to $2,730,000	• 1 free night at the property and 15% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$10,001 to $15,000	$2,730,001 to $3,730,000	• 1 free night at the property and 5% off a second night • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering

T IV	$10,001 to $15,000	$3,730,001 to $5,000,000	• 1 free nights at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one-time free trail e-bike rental, one free s'more kit, one free BBQ kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 6			
T I	$5,001 to $10,000	$1,200,001 to $1,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T II	$5,001 to $10,000	$1,730,001 to $2,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T III	$5,001 to $10,000	$2,730,001 to $3,730,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
T IV	$5,001 to $10,000	$3,730,001 to $5,000,000	• 5% of investment amount as credit toward a room reservation at the property • Welcome Package: may include, craft cocktail, one-time free star gazing rental gear, one time free trail e-bike rental, one free s'more kit, one

			• free sauna session or other similar items (provided at each visit) • Digital nomad discount – 5% on room rates during weekdays • Early bird investment for any future MayaVita branded resorts, if raised through Regulation CF exempt offering
Level 7			
	$2,5001 - $5,000		• 5% of investment amount as credit toward room reservation at the property - 3 nights minimum stay • Welcome bundle: craft cocktail and one free s'more kit, free star gazing session, free e bike rental • MayaVita T Shirt from gift shop • Digital nomad discount – 2.5% on room rates during weekdays
Level 8			
	$1,001 - $2,500		• 5% of investment amount as credit towards room reservation at the property - 3 nights minimum stay • Welcome bundle: craft cocktail and one free s'more kit, free star gazing session, free e bike rental • Welcome bundle: craft cocktail and one free s'more kit • MayaVita Mug • Digital nomad discount – 2.0% on room rates during weekdays
Level 9			
	$525 - $1,000		• 5% of investment amount as credit toward room reservation at the property - 3 nights minimum stay • Welcome Kit: craft cocktail and one free s'more kit • MayaVita Mug

Perk Conditions

The following conditions apply to all levels of bonus perks:

- All bonus perks except for the assignment of distributions described in Level 1, T I and T II which are made pursuant to the Profit Share Side Letter Agreements attached as Exhibit I and included as part of the Subscription Agreement attached as Exhibit D terminate after the first three years of operations starting from the first day the property is open for business.

- The bonus perks terminate when the property is sold.

- Any bonus perks involving free nights at the property are available on a first come, first serve basis subject to availability at the property and only four free nights may be redeemed per year.

- Free nights can be redeemed for one standard accommodation, double occupancy, subject to availability at the property

- To redeem the free nights, investors must contact reservation and mention a code that will be provided by resort management.

- Free nights will be forfeited if not redeemed annually (maximum 4 nights per year) and do not roll over

- Free nights are not transferable and may not be redeemed for cash

- Free nights may be added to an existing paid stay

- Free nights do not include incidental charges, applicable resort fees, and taxes

- During the busiest times of the year, the resort may limit the number of standard double occupancy rooms available for redemption

- During The following blackout dates free nights will be put on hold:
    - New Year's Eve
    - New Year's Day
    - Martin Luther King Weekend
    - Valentine's Day
    - Easter Weekend
    - Mother's Day Weekend
    - Memorial Day Weekend
    - Father's Day Weekend
    - 4th of July
    - Labor Day Weekend
    - Columbus Day Weekend
    - Thanksgiving Weekend
    - Christmas Week

Bonus Distribution Calculation:

The Managing Member will assign a portion of the distributions it receives on account of its Class B membership interests ("Class B Interests") in the Company to all investors who qualify for Level 1, Tier I and Tier II bonus perks. This includes investors who qualify for such perks in a separate offering offered by the Company exempt from registration under Regulation D. The percentage each bonus tier receives will be calculated at the time a distribution is made as follows:

Assume that for a particular distribution period the Managing Member is entitled to receive $50,000 from a distribution on account of its Class B Interests.

Tier I's share of the Managing Member's distributions on account of its Class B Interests would be calculated as follows:

$50,000 x 20% x 75% ($900,000/$1,200,000) = $7,500

The $7,500 would then be distributed ratably to all investors qualifying for Tier I perks based upon their total investment amount out of the total investment amount of all investors qualifying for Tier I perks.

Tier II's share of the Managing Member's distributions on account of its Class B Interests would be calculated as follows:

$50,000 x 15% x 25% ($300,000/$1,200,000) = $1,875

The $1,875 would then be distributed ratably to all investors qualifying for Tier II perks based upon their total investment amount out of the total investment amount of all investors qualifying for Tier II perks.

While Class A Members qualifying for the bonus perks will possess a right to receive such amounts, they shall have no right to compel the Managing Member or the Company to make distributions. Such discretion shall remain the sole decision of the Managing Member. In addition, the bonus perks shall only apply to the original investor and will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law), unless the Managing Member consents to the transfer of the bonus perk rights in its sole discretion.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Crowdfund My Deal, LLC. All committed funds will be held in escrow with Luminate Bank until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Crowdfund My Deal, LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

- 2% of funds raised in this Offering.
- Monthly service fee of $249.00 per month for the Company's first offering and $50.00 per month for any additional simultaneous offerings until such offerings are terminated.
- Reimbursement for the cost to open and facilitate an escrow account with our Escrow Facilitator.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Sources of Capital		Amount if Maximum Offering Amount Raised		Amount if Target Offering Amount Raised
Gross Proceeds[1]	$	5,000,000.00	$	10,500.00
Proceeds Needed Outside this Offering[2]	$	10,330,948.00	$	-
Debt Financing[3]	$	12,462,298.00	$	-
Total	**$**	**27,793,246.00**	**$**	**10,500.00**

Use of Proceeds				
Intermediary Fees[4]	$	100,000.00	$	200.00
Land Purchase Price[5]	$	1,440,000.00	$	-
Loan Costs (Acquisition and Construction Loans)	$	436,319.00	$	-
Property Acquisition Costs	$	38,077.00	$	-
Partnership Expenses (includes G&A)[6]	$	350,000.00	$	-
Tax Escrow	$	49,380.00	$	10,300.00
Capital Improvement Costs	$	23,449,499.00	$	-
Working Capital (Pre-Operations and Soft Opening)[7]	$	1,929,971.00	$	-
Total	**$**	**27,793,246.00**	**$**	**10,500.00**

(1) The Maximum Offering Amount is based on the sale of 5,000,000 Class A Interests pursuant to this offering. The Company intends to raise capital in an offering exempt under Regulation D, Rule 506(c) concurrently with this offering and may reduce the amount raised in this offering by any amounts raised in that concurrent offering.

(2) The Company will need to raise a total of $10,330,948.00 outside of the Offering in order to fully implement its business plan. If it is unable to do so, it will need to seek alternative financing options and may ultimately be unable to fully implement its business plan if it is unable to do so.

(3) The Company acquired the Property with a loan of $936,000.00 at an interest rate of 6.56% with a 30-year term. The Company intends to pay off the acquisition loan with a new construction loan of approximately $12,462,298.00 that will be secured by the Property. The Company does not yet have a firm commitment for this construction loan.

(4) The Company must pay its Intermediary two percent (2%) of all capital raised in this Offering and a monthly service fee of $249.00 per month for this offering and an additional $50.00 per month for any simultaneous offering hosted by our Intermediary until such offerings are terminated.

(5) The Property was acquired by the Company through a wholly owned subsidiary on January 24, 2024.

(6) Such expenses may include the acquisition fee payable to our Managing Member, legal expenses, accounting and audit fees, fees payable to third party service providers such as our EDGAR processor and transfer agent, travel, and investor relations.

(7) The Company does not expect to require the Maximum Offering Amount to execute its business plan as it is also raising capital for its business operations through a separate offering exempt under Regulation D, Rule 506(c). The Company may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as working capital reserves. However, the Company may increase or decrease these amounts in the sole discretion of the Managing Member.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Class A Interests by completing the subscription process hosted by Crowdfund My Deal, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Class A Interests have been sold or the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Luminate Bank until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company Agreement, which each prospective investor will be required to be bound as a condition to purchasing Class A Interests. Below are summaries of miscellaneous terms of the Company Agreement, which summaries are qualified by the actual terms of the Company Agreement. Capitalized terms below, not defined in this offering statement shall have the meaning as defined in the Company Agreement.

Capital Structure

The Company is authorized to issue an unlimited amount of Interests as determined in the sole discretion of the Managing Member of the Company. The Company intends to raise up to $5,000,000.00 in this Offering via the sale of Interests.

Distributions

Interest holders will be entitled to distributions of cash from the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations or Redemptions, as established in the reasonable discretion of the Managing Member ("Distributable Cash").

Timing

Distributions will be made in accordance with the terms of the Company Agreement. The Company expects that distributions will begin six months following acquisition of the Property. However, there can be no assurance as to the timing of a distribution or that we will pay a distribution at all.

Distributions

In the event that the Managing Member has caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then, at such times as determined by the Managing Member in its sole discretion (i) Distributable Cash shall be distributed to the Members pari passu, and pro rata in accordance with their respective Membership Interests, and (ii) Promote Distributions shall be distributed as 20% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 80% to the Managing Member.

In the event that the Managing Member has not caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then Distributable Cash shall be distributed at such times as determined by the Managing Member in its sole discretion, as follows:

- First, 100% to the Members pari passu, and pro rata in accordance with their respective Membership Interests until each Class A Member has achieved a 10% IRR (as defined on Exhibit C);

- Second, 80% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 20% to the Managing Member, until each Class A Member has achieved a 20% IRR (as defined on Exhibit C); and

- Third, 60% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 40% to the Managing Member.

Allocations

During the Company term and upon its liquidation, the Company shall allocate all Profits first to each Member in proportion to its cumulative distributions, not including any return of capital, until all such distributions have been so allocated as Profits. The balance, if any, will then be allocated to the Members in proportion to their Membership Interests.

Losses will be allocated first to the Members in proportion to and to the extent of their Profits, if any, previously allocated in reverse order in which Profit was allocated. Second, the balance, if any, will be allocated to the Members in proportion to their Membership Interests.

Prospective investors should read the Company Agreement for a more detailed description of how Profits and Losses will be allocated to the Members.

Management Fees

The following fees may be paid to our Managing Member:

Acquisition/Predevelopment & Entitlements Fee: For and in consideration of sourcing the acquisition of the Property by the Managing Member, the Company shall pay the Managing Member two hundred fifty thousand dollars ($250,000).This fee has been earned and will be paid in the Manager's discretion.

<u>Development Management Fee</u>: For and in consideration of the development management services rendered by the Managing Member hereunder, the Company shall start paying to the Managing Member five percent (5%) of Total Project Costs in equal monthly installments, immediately after closing.

<u>Reimbursement of Expenses:</u> The Managing Member shall be reimbursed by the Company for the reasonable costs and expenses incurred by the Managing Member in connection with the management and supervision of the Company Business and the performance of its duties hereunder.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Our Managing Member will manage all the business and affairs of the Company and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Managing Member deems to be reasonably required to accomplish the business and objectives of the Company.

Voting and Control

The Managing Member shall not have the authority, without the written consent of the Members owning a majority of the Membership Interests in the Company, to:

- Do any act in contravention of this Agreement or any applicable law or regulation, or receive any rebate or give-up or participate in any reciprocal business arrangements that circumvent the provisions hereof.

- Do any act in contravention of any documents binding upon or otherwise affecting the Company or the Managing Member.

- Knowingly commit any act that would subject any Member to liability as a general partner in any jurisdiction in which the Company transacts business.

- Cause the Company to be treated other than as a partnership for purposes of the Code.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. Interests are being sold in a concurrent offering exempt under Regulation D, Rule 506(c), and investors will experience dilution on account of any membership interests sold in that offering.

Investors should understand the potential for dilution. When the company issues more membership interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of membership interests outstanding could result from different offerings (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds, or warrants) into membership interests.

If the Company decides to issue more Class A Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more membership interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into membership interests. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more membership interests than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as an interest price ceiling. Either way, the holders of the convertible notes get more interests for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more interests for their money. The Company has not issued any convertible notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Interest.

Please review the Company's Company Agreement attached as Exhibit C and see the definition of Membership Interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its interests (or grants options over its interests) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their interests than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each interest of the same type is worth the same amount, and you paid more for your interests than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of a company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

The Company has ascribed no pre-offering valuation to the Company. The offering price for our current offering was determined arbitrarily and may not reflect the actual value of the Class A Interests.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no transfers may be approved, or assignee rights granted, unless the transfer: (a) is approved by the Managing Member, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Managing Member, that is executed by the transferor, the transferee(s), and the Managing Member; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

A member of the Company may transfer its Class A Interests without the consent of the Managing Member or any other member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her immediate family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Additional Capital Contributions

No Member has agreed to make or is obligated to advance any additional funds to the Company in excess of such Member's Initial Capital Contributions.

Dispute Resolution

Any dispute, claim, or controversy arising out of or relating to the Company Agreement or the breach, termination, enforcement, interpretation, or validity thereof shall be determined by arbitration in the District of Columbia before one arbitrator and shall be administrated by Judicial Arbitration & Mediation Services, Inc. pursuant to its Streamlined Arbitration Rules and Procedures. The non-prevailing party shall be responsible for all costs and expenses incurred by the prevailing party in connection with arbitration, including without limitation reasonable attorneys' fees. See Section 14.13 of the Company Agreement for full procedures relating to dispute resolution.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit E.

Operations, Liquidity, and Capital Resources

The Company was organized as a limited liability company in Maryland on September 8, 2023. It acquired two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A for a purchase price of $1,440,000 on January 24, 2024 with a loan of $936,000.00 at an interest rate of 6.56% with a 30-year term. The Company plans to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of its business strategy to develop the property into a glamping resort. The Company will have limited liquidity as the Company would likely be unable to quickly liquidate these assets, if necessary.

Cash and Cash Equivalents

The Company has $111,679 cash and cash equivalents on hand. All expenses are currently being paid by the Managing Member and/or its affiliates.

Capital Expenditures and Other Obligations

The Company intends to acquire a new construction loan of approximately $12,462,298.00 that will be secured by the Property in order to develop the glamping resort on the Property. The Company does not yet have a firm commitment for this loan.

Trends and Uncertainties

The Company has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations.

TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have issued our Managing Member our Class B Interests as detailed in "Capital Structure and Ownership." Accordingly, it is a member of the Company. In addition, the Managing Member and/or its Affiliates have advanced approximately $54,688 which has been used to pay due diligence, earnest money, legal fees, and other expenses and will be reimbursed with funds raised in this Offering.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Managing Member, the members, and their Affiliates. Our Managing Member, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Managing Member and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective Investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

Our Managing Member and its affiliates may be involved with similar investments or businesses. Our Managing Member and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. Our Managing Member and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company or the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Managing Member, certain members, and their affiliates will receive compensation from the Company. Payments to Our Managing Member, the members, and their affiliates for services rendered to the Company or the Company have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Managing Member's membership interest in distributions may create an incentive for our Managing Member to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Managing Member and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Managing Member and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Class A Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of Class A Interests with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Managing Member may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. Our Managing Member may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the members based on their Class A Interests in the Company. The cost recovery deductions will be available to the members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Class A Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Managing Member is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Interests

A member may be unable to sell their Class A Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Class A Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Class A Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Managing Member recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TURSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Managing Member of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' Interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at https://invest.crowdfundmydeal.com/projects/14431-MayaVita-Glamping-Resort.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://invest.crowdfundmydeal.com/projects/14431-MayaVita-Glamping-Resort

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Organization(1)
Exhibit C	Company Agreement and amendments(1)
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements(1)
Exhibit F	Intermediary Contract(1)
Exhibit G	Special Use Permit(1)
Exhibit H	Loan Agreement(1)
Exhibit I	Side Letter Agreements(1)

Filed on June 21, 2024 with the Company's Form C and incorporated herein by reference.